EXHIBIT 99.1

100 University Avenue, 8th floor Toronto ON, M5J 2Y1 www.computershare.com

Date: March 18, 2019

To: New York Stock Exchange

Subject: Shopify Inc.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting:	April 12, 2019
Record Date for Voting (if applicable):	April 12, 2019
Beneficial Ownership Determination Date:	April 12, 2019
Meeting Date:	May 29, 2019
Meeting Location (if available):	Ottawa, Ontario
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
CLASS A SUBORDINATE VOTING SHS	82509L107	CA82509L1076
CLASS B MULTIPLE VOTING SHARES	82509L206	CA82509L2066

Sincerely,

Computershare
Agent for Shopify Inc.